Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

December 3, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed September 24, 2021 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 14, 2021, relating to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a revised draft of Amendment No. 1 (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references herein correspond to the pages of Amendment No. 2.

Cover Page

1.

We note your response to comment 2, and reissue our comment in part. Please address how recent statements and regulatory actions by China’s government on the use of variable interest entities and data security or anti-monopoly concerns has impacted the company’s ability to conduct its business. In addition, clearly state that such risks may cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the prospectus cover page to disclose that the Company is neither a People’s Republic of China (“PRC”) operating company nor does the Company conduct its operations in China through the use of variable interest entities (“VIEs”). The Company has also included disclosure that recent statements and regulatory actions by China’s government on the use of VIEs and data security or anti-monopoly concerns have not impacted the Company’s ability

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Securities and Exchange Commission

December 3, 2021

to conduct its business. In addition, the Company has provided a cross-reference to relevant risk factors beginning on page 7 of the prospectus, any of which could cause the Company’s stock price to decline.

Prospectus Summary, page 1

2.

We note your response to prior comment 4. Please describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the section of the Prospectus Summary titled “Risks Associated with Our Corporate Structure” on page 5 of the prospectus to cross-reference to relevant risk factors set forth in the section of the prospectus titled “Risk Factors” that begins on page 9 of the prospectus, any of which could cause the Company’s stock price to decline. These risk factors are intended to address risks associated with the Company’s corporate structure and specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence the Company’s operations at any time.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company is not subject to oversight and control by the Chinese government to offer or continue to offer securities to investors in the United States.

3.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses,

Securities and Exchange Commission

December 3, 2021

including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

The Company advises the Staff that the Company has created a vertically-integrated supply chain and transfers cash through its corporate structure in three ways. First, the Company capitalizes its investments in its PRC subsidiaries. The Company licenses to its PRC subsidiaries intellectual property and receives from its PRC subsidiaries royalty payments. Second, the Company uses transfer pricing arrangements to buy from its PRC subsidiaries and PRC joint ventures wafers and raw materials. The Company also sells to its PRC subsidiaries capital equipment that the Company purchases at the request of its PRC subsidiaries and for which the Company is reimbursed by the applicable PRC subsidiary. The Company reviews the terms of the transfer pricing arrangements annually with BPM LLP, the Company’s independent registered public accounting firm. Third, the Company’s PRC subsidiaries and PRC joint ventures have paid dividends to entities within the Company’s corporate structure.

The Company has revised page 7 of the prospectus to disclose that the Company has no current intentions to distribute to its investors earnings under its corporate structure and that it settles amounts owed under its transfer pricing arrangements in the ordinary course of business. Additionally, the Company has quantified dividends that a PRC subsidiary or PRC joint venture has paid to the Company for the nine months ended September 30, 2021 and 2020 and which entity made such transfer. The Company has also quantified dividends that a PRC subsidiary or PRC joint venture has paid to minority shareholders for the nine months ended September 30, 2021 and 2020. All of these distributions were paid to the PRC companies and the minority shareholders.

Dividends paid to the Company are subject to a 10% PRC withholding tax. The Company is required to obtain approval from the State Administration of Foreign Exchange (“SAFE”) to transfer funds in or out of the PRC. SAFE requires a valid agreement to approve the transfers, which are processed through a bank. There are no restrictions on the Company’s ability to transfer cash among its PRC subsidiaries. Other than PRC foreign exchange restrictions, the Company is not subject to any PRC restrictions and limitations on its ability to distribute earnings from its businesses, including its PRC subsidiaries and PRC joint ventures, to the Company and its investors as well as the ability to settle amounts owed by the Company to its PRC subsidiaries and PRC joint ventures.

Risk Factors, page 7

4.

We note your response to prior comment 6. Please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations; significantly limit or completely hinder your ability to offer or continue to offer securities to investors; and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has inserted relevant risk factors beginning on page 9 of the prospectus to highlight the risk that the Chinese government may intervene or influence the Company’s operations at any time, which could result in a material change in the Company’s operations.

Securities and Exchange Commission

December 3, 2021

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company is not subject to oversight and control by the Chinese government to offer or continue to offer securities to investors in the United States.

*****

Securities and Exchange Commission

December 3, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3240 or to Donna M. Petkanics at (650) 320-4606.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.